CorpBanca Announces First Quarter 2011 Financial
Results and Conference Call on Tuesday, May 17, 2011

Santiago, Chile, May 16, 2011 CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the first quarter ended March 31, 2011. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our March 31, 2011 exchange rate of Ch$477.18 per U.S. dollar.

Financial Highlights

Net income for the first quarter 2011 reached Ch$29 billion, an increase of 9.6% when compared to the fourth quarter 2010 and an increase of 12.5% when compared to the first quarter 2010.

Total loans (excluding interbank and contingent loans) reached Ch$5,455 billion as of March 31, 2011, leaving CorpBanca with a market share of 7.02%, which was a slight decrease compared to the fourth quarter 2010.

During the first quarter 2011:

Provision for loan losses increased by Ch$5,186 million from the fourth quarter 2010,

Total operating revenue increased by 9.4% from the fourth quarter 2010; and

Total operating expenses decreased by 10.0% from the fourth quarter 2010.

Mario Chamorro, CEO

“In 2008, we strategically changed our focus and the manner in which we conduct business in order to become the Best Bank in Chile.

With great satisfaction, we received news that the British magazine World Finance chose us as the Best Bank in Chile, showing that the market is beginning to see the results of the exceptional work we have done since 2008.

This positive trend has continued during the first quarter 2011, but we still have to work harder to achieve the goals that we set for ourselves this year.”

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May 16, 2011
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General Information

Market Share

Despite the decrease in market share during the first quarter 2011, we experienced a positive growth trend during the last four years, and we expect this positive trend to continue in 2011.

The decrease in our market share is mainly due to a decrease in commercial loans (as discussed below).

Net Income (12 months trailing)

Our net income has significantly increased since the beginning of 2009. This is as a result of the design and implementation of strategies that we consider consistent with future growth and earnings.

Our net income for the first quarter 2011 was Ch$29 billion.
The chart shows the trend in our 12-month trailing net income. For the 12 months trailing, our net income as of March 31, 2011 is the highest we have ever earned.

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May 16, 2011
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ROE – ROA

Our ROE and ROA have continuously improved in recent years. We have been ahead of the industry average since 2009 and that trend continued in 2010 and during the first quarter 2011.

Our annualized ROE and ROA for the first quarter 2011 was similar to the year ended December 31, 2010.

The success of our corporate wholesale model, improvements in our retail segments and better economic conditions are the principal reasons for our positive numbers.

Risk Index

Consistent with one of our core strategies, CorpBanca has one of the lowest risk indices (Provision for loan losses/Total loans) in the industry.

Despite an increase in the industry’s risk index, we were able to decrease our risk index during the first quarter 2011. This is consistent with our risk control strategy.

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Efficiency Index

Operational efficiency is also a core strategy for CorpBanca. The chart illustrates how our efficiency ratio is better than the industry average in Chile.

Our low operational cost is based on a cost control culture that allows the bank to compete in the Chilean market and realize high profits.

Basel Index

Our Basel Index decreased by 1.11% in the first quarter 2011. The main reason for the decrease was our shareholders decision at the ordinary shareholders’ meeting to pay dividends representing 100% of the 2010 net income.

The increase of capital that the bank is planning for 2011 will strengthen our capital position and significantly increase our Basel Index.

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Branches – ATM – Employees

We have continued to increase the number of our branches, as part of our strategy to increase our volume in the retail market.

The total number of ATMs increased by 6.5% in the first quarter 2011, mainly due to the installation of ATMs in Unimarc supermarkets.  Unimarc is owned by SMU S.A., a retail business holding company owned by our principal shareholder. Unimarc is the third largest supermarket chain in Chile in terms of total sales and the largest in terms of food sales.

The number of our employees has decreased by 5.0% in the first quarter 2011. This follows our strategy of maximizing efficiency as we continue to grow our portfolio and increase the products we offer to our customers.

Management’s Discussion and Analysis

I) Financial Performance Review

	For the three-month period ended (Ch$ million)
	Dec - 10	Mar-11	Change

Net interest revenue	55,502	46,606	(8,896)
Fees and income from services, net	13,883	13,170	(713)
Treasury business	(711)	20,059	20,770
Other revenue	5,223	1,066	(4,157)
Total operating revenue	73,897	80,901	7,004
Provision for loan losses	(6,184)	(11,370)	(5,186)
Operating expenses	(38,338)	(34,362)	3,976
Income attributable to investments in other companies	12	-	(12)
Net Income before taxes	29,807	35,513	5,706
Income taxes	(3,104)	(6,240)	(3,136)
Net Income	26,703	29,273	2,570

Net interest revenue

Net interest revenue decreased by 16.0%. The decrease is mainly a result of the following:
•	A smaller increase in the UF (an inflation indexed unit of account). The UF increased by 0.57% in the first quarter 2011 compared to a 0.65% increase during the fourth quarter 2010.
•	An Increase in our funding cost as a result of an increase in the Central Banks’ interest rate from 3.25% in the fourth quarter 2010 to 4.00% in the first quarter 2011.
•	A decrease in our assets, particularly in the amount of commercial loans.
•	The financial hedge strategies used by CorpBanca explain a significant portion of this reduction

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Fees and income from services

	For the three-month period ended (Ch$ million)
	Dec - 10	Mar - 11	Change

Banking services(*)	7,907	6,121	(1,786)
Mutual fund management and securities brokerage services	2,123	2,781	658
Insurance brokerage	1,771	1,872	101
Financial advisory services	1,574	1,962	388
Legal advisory services	509	433	(76)
Total	13,884	13,170	(714)
(*) includes consolidation adjustments

The decrease of Ch$1.7 billion in fee revenues from banking operations during the first quarter 2011 is mainly due to a decrease in fees from foreign trade loans, lower use of ATM’s and a decrease in the collection of up-front fees. This decrease was partially offset by an increase in fees from prepaid loans during the quarter.

Fees from securities brokerage services increased by Ch$268 million as compared to the fourth quarter 2010, which is explained by a significant increase in operations through Pershing and business with clients from our wholesale banking operations.

Insurance brokerage fees increased by 5.7% during the first quarter 2011. This is mainly explained by an increase of products attributed to our mid-sized commercial banking segment, especially our leasing products. This increase is also attributed to the success of our product offered by Banco Condell called “consumo+banlinea”.

Our financial advisory services fees increased by 25.0% during the first quarter 2011 due to our participation in major projects during the first quarter 2011.

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Trading and investment

	For the three-month period ended (Ch$ million)
	Dec - 10	Mar - 11	Change
Trading and investment income:
Trading securities	1,665	4,193	2,528
Derivatives held-for-trading	(20,049)	22,448	42,497
Available-for-sale investments and other	(1,340)	2,426	3,765
Total trading and investment income	(19,724)	29,066	48,790

Net foreign exchange transactions	19,012	(11,909)	(30,921)

Net gains (losses) from treasury business	(712)	17,157	17,869

Total income from our treasury business during the first quarter 2011 increased by Ch$17.8 billion as compared to the fourth quarter 2010. The gain from our treasury business is mainly related to transactions and products that the bank offers to our corporate clients through our wholesale model and strategies related to market opportunities. In March, the bank sold a part of its available for sale portfolio, which resulted in Ch$1.6 billion of income.

CorpBanca hedges all its positions in foreign currency through derivatives to avoid any currency risk, so the final number of foreign exchange transactions will be mainly offset by the number of derivatives held for trading. Also, these results include Mark to Market profits/loss related to Swap contracts (Interest Rate Swaps and Cross Currency Interest Rate Swaps) used for managing ALM risk positions

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading, due to local regulatory restrictions.

Trading and investment income primarily includes the results from our trading portfolio financial assets (marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies, and loans and deposits in Chilean pesos indexed to foreign currencies.

Provision for loan losses (for Commercial and Retail loans)

	For the three-month period ended (Ch$ million)
	Dec - 10	Mar - 11	Change

Commercial, net	(6,958)	(3,223)	3,734
Mortgage, net	(1,036)	(1,137)	(101)
Consumer, net	(6,303)	(6,514)	(211)
Net charge to income	(14,472)	(10,822)	3,650

Our provision for loan losses for commercial and retail loans decreased by 25.0% during the first quarter 2011 as compared to the fourth quarter 2010.

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An improvement in asset quality in addition to a decrease in our commercial loans explains the decrease of our total provision for loan losses (for commercial and retail loans) during the first quarter 2011.

Operating expenses

	For the three-month period ended (Ch$ million)
	Dec - 10	Mar - 11	Change

Personnel salaries expenses	19,336	19,170	(166)
Administrative and other expenses	11,843	11,384	(459)
Depreciation, amortization and impairment	1,865	1,832	(33)
Other operating expenses	5,294	1,976	(3,318)
Total operating expenses	38,338	34,362	(3,976)

Total operating expenses decreased by 10.0% during the first quarter 2011 as compared to the fourth quarter 2010 primarily as a result of a decrease in our other operating expenses. Personnel salaries decreased slightly as compared to the fourth quarter 2010. Administrative and other expenses decreased by Ch$459 million, mainly as a result of a decrease in advertisement expenses of Ch$ 500 million, as well as a decrease in computer service expenses and cash distributions. The decrease in administrative and other expenses was partially offset by an increase insurance premium expenses.

During the first quarter 2011, our other operating expenses decreased by Ch$3,318 million or 62.7%, which is the result of a decrease in additional provisions related to general litigation arising in the ordinary course of our business.

II) Assets and liabilities

Loan portfolio

	As of the month ended (Ch$ million)
	Dec -10	Mar - 11	Change

Wholesale	4,029,231	3,987,046	(42,185)
Commercial	3,421,104	3,309,099	(112,005)
Foreign trade	260,976	321,185	60,209
Leasing and factoring	347,151	356,762	9,611
Retail	1,439,954	1,467,993	28,039
Consumer	407,315	406,003	(1,312)
Mortgage loans	1,032,639	1,061,990	29,351
Total loans	5,469,185	5,455,039	(14,146)

On a quarter-by-quarter basis, our total loans portfolio remained steady as compared to the fourth quarter 2010, decreasing by only Ch$14,146. This decrease is primarily the result of commercial loans, which decreased by Ch$42 billion.

Our market share decreased by 0.28% during the first quarter 2011, from 7.30% in December 2010 to 7.02% in March 2011. For corporate and commercial loans, our market share at the end of March 2011 was 8.39%, 44 bps lower than our market share at the end of December 2010.  During the first quarter 2011, we experienced an increase in prepaid loans, which explains the decrease in our commercial loans.

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May 16, 2011
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This quarter’s increase in retail loans was due to a 2.8% increase in mortgage loans. The small decrease in consumer loans is related to our low income consumer division, called Banco Condell, which is going through the process of restructuring its portfolio with higher quality loans and a greater concentration on lower risk clients. In fact our risk index for this portfolio has been decreasing significantly in the past 12 months.

Securities Portfolio

	As of the month ended(Ch$ million)
	Dec - 10	Mar - 11	Change

Trading portfolio financial assets	197,580	194,006	(3,574)
Financial investments available-for-sale	746,248	530,278	(215,970)
Financial investments held-to-maturity	-	12,025	12,025
Total financial investments	943,828	736,309	(207,519)

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with the purpose of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments for which the bank has the capacity and intent to hold until maturity. We currently have a small amount of held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our available for sale portfolio decreased by 29.0% during the first quarter 2011. This is explained mainly by the proactive administration of our portfolio, which was restructured with the aim of searching for new opportunities in the market.  In addition, a portion of the portfolio was sold, which explains part of the income earned by our financial division.

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May 16, 2011
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Funding strategy

	As of the month ended(Ch$ million)

	Dec-10	Mar - 11	Change

Checking accounts	405,301	430,467	25,166
Other non-interest bearing deposits	206,763	193,435	(13,328)
Time deposits and savings accounts	3,700,454	3,649,582	(50,872)
Repurchase agreements	189,350	131,789	(57,561)
Mortgages bonds	226,451	212,988	(13,463)
Banking bonds	700,570	802,577	102,007
Subordinated bonds	288,414	287,810	(604)
Domestic borrowings	66,800	24,397	(42,403)
Foreign borrowings	460,552	554,353	93,801

Our current funding strategy is to continue utilizing all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. During the fourth quarter 2009, we increased the amount of our subordinated bonds. In 2010, CorpBanca entered into a Senior Unsecured Term Loan Facility in the amount of US$167.5 million, and we issued US$178.1 million in Reg S notes in the international market. During 2011, we plan to continue to increase the amount of funding from checking accounts and diversifying our funding mainly through bonds.

Shareholders’ Equity

We are the 4th largest private bank in Chile, based on our shareholders’ equity of Ch$496 billion and loans of Ch$5,455 billion as of March 31, 2011. We have 226,909,291 thousand shares outstanding and a market capitalization of Ch$1,634 billion (based on a share price of Ch$7.2 pesos per share) as of March 31, 2011.

III) Other Related Information

Increase of Corpbanca Equity

As we mentioned in our previous release, at the extraordinary shareholders meeting held on January 27, 2011, our shareholders approved the proposal of the Board to make a capital increase which will occur through the issuance of 40,042,815,984 shares for payment, representing 15.0% of the total new equity, to be subscribed and paid at the price, terms and other conditions determined by the Board.

The Board adopted the agreement in question in order to strengthen our plan for growth and investment in the bank and take advantage of future commercial opportunities.

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May 16, 2011
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CorpBanca’s Conference Call on First quarter 2011 Results on Tuesday, May 17, 2011

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call to discuss the First quarter 2011 Results and respond to investor questions.

Time:	11:00 am (Santiago, Chile)
11:00 am EDT (US)
16:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson:     John Paul Fischer, Head of Investor Relations
You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Wednesday, May 18, 2011.

Slides and audio webcast:
There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FIRST QUARTER 2011 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:
Instant Replay Number                                           U.S.A.:         1866 247 4222                                                                  Access Code:  2339939#
Instant Replay Number                                           OTHER:   +44 1452 550 000                                                               Access Code:  2339939#
Instant Replay Number                                           U.K.:            0800 953 1533                                                                  Access Code:  2339939#

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May 16, 2011
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Consolidated Statements of Income (unaudited)

	For the three months ended
(Expressed in millions of Chilean pesos)	Dec-10	Mar-11

OPERATING INCOME
Interest revenue	102,239	107,405
Interest expense	(46,737)	(60,799)
Net interest revenue	55,502	46,606
Fees and income from services, net	13,883	13,170
Trading and investment income, net	(19,725)	29,066
Foreign exchange gains (losses), net	19,014	(9,007)
Other operating revenue	5,223	1,066
Operating revenues	73,897	80,901

Provisions for loan losses	(6,184)	(11,370)

Net operating revenues	67,713	69,531

Personnel salaries and expenses	(19,336)	(19,170)
Administration expenses	(11,843)	(11,384)
Depreciation, amortization and impairment	(1,865)	(1,832)
Other operating expenses	(5,294)	(1,976)

Net operating income	29,375	35,169

Income attributable to investments in other companies	12	-
Non-controlling interest	420	344

Income before income taxes	29,807	35,513
Income taxes	(3,104)	(6,240)
Income for the period	26,703	29,273

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Consolidated Balance Sheets (unaudited)
(Expressed in millions of Chilean pesos)	Dec-10	Mar-11
Assets
Cash and deposits in banks	202,339	220,987
Items in course of collection	79,680	132,012
Trading portfolio financial assets	197,580	194,006
Financial investments available-for-sale	746,248	530,278
Financial investments held-to-maturity	-	12,025
Investments purchased under agreements to resell	75,676	65,340
Derivative financial instruments	204,067	197,368
Loans and receivables to banks	63,998	210,193
Loans and receivables to customers	5,469,184	5,455,038
Allowance for loan losses	(106,606)	(104,124)
Loans and receivables to customers, net	5,362,578	5,350,914
Investments in other companies	3,583	3,583
Intangibles	13,096	12,948
Premises and equipment, net	53,430	54,872
Income tax provision - current	131	188
Deferred income taxes	25,417	25,778
Other assets	98,266	148,752
Total Assets	7,126,089	7,159,244

Liabilities:
Deposits and other demand liabilities	612,064	623,902
Items in course of collection	41,525	122,449
Securities sold under agreements to resell	189,350	131,789
Deposits and other term liabilities	3,700,454	3,649,582
Derivative financial instruments	175,261	145,150
Borrowings from financial institutions	503,692	555,785
Debt instruments	1,215,435	1,303,375
Other financial obligations	23,660	22,965
Income tax provision - current	7,299	9,389
Deferred income taxes	21,244	21,263
Provisions	79,747	26,926
Other liabilities	20,998	49,757
Total Liabilities	6,590,729	6,662,332
Shareholders' equity:
Capital	342,379	449,248
Reserves	26,406	26,406
Valuation gains (losses)	(2,758)	(2,178)
Retained earnings:
Retained earnings from prior years	106,869	346
Profit for the period	119,043	29,273
Less: Accrual for mandatory dividends	(59,522)	(8,782)
Minority Interest	2,943	2,599
Total Shareholders' Equity	535,360	496,912
Total equity and liabilities	7,126,089	7,159,244

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May 16, 2011
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Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Dec-10	Mar-11

Solvency indicators
Basle index	13.43%	11.41%
Shareholders' equity / total assets	7.51%	6.94%
Shareholders' equity / total liabilities	8.12%	7.46%

Credit quality ratios
Risk index (Allowances / total loans )	1.95%	1.91%
Provisions for loan losses / Total loans	0.45%	0.83%
Provisions for loan losses / Total assets	0.35%	0.64%
Provisions for loan losses / Gross operating income	8.4%	14.1%
Provisions for loan losses / Net income	23.2%	38.8%

Profitability ratios
Net interest revenue / Interest-earning assets	3.49%	2.98%
Gross operating income / Total assets	4.15%	4.52%
Gross operating income / Interest-earning assets	4.65%	5.17%
ROA (before taxes), over total assets	1.67%	1.98%
ROA (before taxes), over interest-earning assets	1.88%	2.27%
ROE (before taxes)	22.3%	28.6%
ROA, over total assets	1.50%	1.64%
ROA, over interest-earning assets	1.68%	1.87%
ROE(1)	22.45%	23.99%

Efficiency ratios
Operating expenses / Total assets	2.15%	1.92%
Operating expenses/ Total loans	2.80%	2.52%
Operating expenses / Operating revenues	44.7%	40.0%

Earnings
Diluted Earnings per share before taxes (Chilean pesos per share)	0.1314	0.1565
Diluted Earnings per ADR before taxes (U.S. dollars per ADR)	1.4041	1.6399
Diluted Earnings per share (Chilean pesos per share)	0.1177	0.1290
Diluted Earnings per ADR (U.S. dollars per ADR)	1.2579	1.3518
Total Shares Outstanding (Thousands)	226,909,290.6	226,909,290.6
Peso exchange rate for US$1	467.78	477.18

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May 16, 2011
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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2559
investorrelations@corpbanca.cl

John Paul Fischer
Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2141
john.fischer@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com